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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------
                                 SCHEDULE 14D-1
                       TENDER OFFER STATEMENT PURSUANT TO
            SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              -------------------
                               EDMARK CORPORATION
                           (Name of Subject Company)
                            INDIGO ACQUISITION CORP.
                  INTERNATIONAL BUSINESS MACHINES CORPORATION
                                   (Bidders)

                            ------------------------
                           COMMON STOCK, NO PAR VALUE
           (including the associated rights to purchase Common Stock)
                         (Title of Class of Securities)
                            ------------------------
                                  281094 20 1
                     (CUSIP Number of Class of Securities)
                            ------------------------
                          LAWRENCE R. RICCIARDI, ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                  INTERNATIONAL BUSINESS MACHINES CORPORATION
                                OLD ORCHARD ROAD
                             ARMONK, NEW YORK 10504
                                 (914) 765-1900
          (Name, Address and Telephone Number of Persons Authorized to
            Receive Notices and Communications on Behalf of Bidders)
                            ------------------------
                                    COPY TO:
                             ALLEN FINKELSON, ESQ.
                            CRAVATH, SWAINE & MOORE
                                WORLDWIDE PLAZA
                               825 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 474-1000
                              -------------------
                               NOVEMBER 12, 1996
        (Date of Event Which Requires Filing Statement on Schedule 13D)

                         ------------------------------

                           CALCULATION OF FILING FEE

              TRANSACTION VALUATION*                                AMOUNT OF FILING FEE
                   $122,143,426                                            $24,429

  * For purposes of calculating amount of filing fee only. The amount assumes the purchase of 7,880,221 shares of Common Stock, no par value, together with the associated rights to purchase Common Stock. Such number of shares represents all the shares outstanding as of November 10, 1996, plus the number of shares issuable upon the exercise of all options.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                                    Filing
Amount Previously Paid:  N/A        Party:       N/A
Form or Registration
No.:                     N/A        Date Filed:  N/A

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                               Page 1 of 8 pages
                            Exhibit Index on page 8

                                 14D-1 and 13D

  CUSIP No. 281094 20 1                                        Page 2 of 8 Pages


        1  NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           INDIGO ACQUISITION CORP. (13-3916731)

        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                    (a) / /
           (b) / /

        3  SEC USE ONLY

        4  SOURCE OF FUNDS
           AF
        5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(e) or 2(f)                                                          / /

        6  CITIZENSHIP OR PLACE OF ORGANIZATION
           WASHINGTON

        7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,099,946

        8  CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
           / /

        9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           APPROXIMATELY 26.6% OF THE SHARES OUTSTANDING ON A FULLY DILUTED BASIS AS OF
           NOVEMBER 10, 1996*

       10  TYPE OF REPORTING PERSON
           CO

* See footnote on following page.

                               Page 2 of 8 Pages
                            Exhibit Index on Page 8

                                 14D-1 AND 13D

  CUSIP NO. 281094 20 1                                        PAGE 3 OF 8 PAGES


        1  NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           INTERNATIONAL BUSINESS MACHINES CORPORATION (13-0871985)

        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                    (a) / /
           (b) / /

        3  SEC USE ONLY

        4  SOURCE OF FUNDS
           WC
        5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)
           / /

        6  CITIZENSHIP OR PLACE OF ORGANIZATION
           NEW YORK

        7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,099,946
        8  CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
           / /

        9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           APPROXIMATELY 26.6% OF THE SHARES OUTSTANDING ON A FULLY DILUTED BASIS AS OF
           NOVEMBER 10, 1996*

       10  TYPE OF REPORTING PERSON
           CO

* On November 12, 1996, International Business Machines Corporation ("IBM") and Indigo Acquisition Corp. (the "Purchaser") entered into a Shareholder Agreement (the "Shareholder Agreement") with all of the directors and executive officers of Edmark Corporation, a Washington corporation (the "Company"), and certain other persons (collectively, the "Selling Shareholders"), pursuant to which the Selling Shareholders have unconditionally agreed to tender into the Offer (as hereinafter defined), and not to withdraw therefrom, the shares of Common Stock, no par value (the "Shares"), of the Company that they collectively owned on November 12, 1996, as well as any Shares that they thereafter acquire, including upon the exercise of stock options. In addition, the Selling Shareholders have agreed to sell to the Purchaser, and the Purchaser has agreed to purchase, all the Selling Shareholders' Shares (including those acquired after the execution of the Shareholder Agreement) at a price per share of $15.50, or such higher price per Share as may be offered by the Purchaser in the Offer, subject to certain conditions. Under the Shareholder Agreement, each Selling Shareholder has granted an irrevocable proxy for the benefit of the Purchaser with respect to the Shares subject to the Shareholder Agreement to vote such Shares under certain circumstances. The Purchaser's right to purchase and vote the Shares subject to the Shareholder Agreement is reflected in Rows 7 and 9 of each of the tables above, which information takes into account all stock options owned by the Selling Shareholders on November 12, 1996. A copy of the Shareholder Agreement is attached hereto as Exhibit (c)(2), and the Shareholder Agreement is described more fully in Section 12 of the Offer to Purchase dated November 18, 1996 (the "Offer to Purchase") attached hereto as Exhibit (a)(1). Unless the context otherwise requires, all references to Shares include the associated rights (the "Rights") to purchase Shares issued pursuant to the Shareholder Rights Agreement dated as of November 29, 1995 between the Company and ChaseMellon Shareholder Services, L.L.C. (as successor to First Interstate Bank of Washington, N.A.), as rights agent.

                               Page 3 of 8 Pages
                            Exhibit Index on Page 8

    This Tender Offer Statement on Schedule 14D-1 also constitutes a Statement on Schedule 13D with respect to the acquisition by the Purchaser and IBM of beneficial ownership of the Shares subject to the Shareholder Agreement. The cover page above and item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is Edmark Corporation, a Washington corporation, which has its principal executive offices at 6727 185th Avenue N.E., Redmond, Washington 98052.

    (b) This Schedule 14D-1 relates to the offer by the Purchaser to purchase all outstanding Shares (which includes the associated Rights) at a price of $15.50 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. Information concerning the number of outstanding Shares is set forth in "Introduction" of the Offer to Purchase and is incorporated herein by reference.

    (c) Information concerning the principal market in which the Shares are traded and the high and low sales prices of the Shares for each quarterly period during the past two years is set forth in Section 6 ("Price Range of the Shares; Dividends on the Shares") of the Offer to Purchase and is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    This Schedule 14D-1 is being filed by the Purchaser, a Washington corporation, and IBM, a New York corporation. The Purchaser is a wholly owned subsidiary of IBM. Information concerning the principal business and the address of the principal offices of the Purchaser and IBM is set forth in Section 9 ("Certain Information Concerning the Purchaser and IBM") of the Offer to Purchase and is incorporated herein by reference. Information regarding the names, business addresses, principal occupation and occupations, positions, offices or employments during the last five years as well as the other information required by Item 2 with respect to directors and executive officers of IBM and the Purchaser is set forth in Schedule I to the Offer to Purchase and is incorporated herein by reference.

    The information set forth in Section 9 ("Certain Information Concerning the Purchaser and IBM") and Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a) The information set forth in Section 11 ("Contacts and Transactions with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; the Merger Agreement; the Shareholder Agreement; etc.") of the Offer to Purchase is incorporated herein by reference.

    (b) The information set forth in Section 11 ("Contacts and Transactions with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; the Merger Agreement; the Shareholder Agreement; etc.") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

    (b) Not applicable.

    (c) Not applicable.

                               Page 4 of 8 Pages
                            Exhibit Index on Page 8

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a)--(e) The information set forth in Section 12 ("Purpose of the Offer; the Merger Agreement; the Shareholder Agreement; etc.") of the Offer to Purchase is incorporated herein by reference.

    (f) and (g) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a) and (b) The information set forth in "Introduction", Section 11 ("Contacts and Transactions with the Company; Background of the Offer") and
Section 12 ("Purpose of the Offer; the Merger Agreement; the Shareholder Agreement; etc.") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth in "Introduction", Section 11 ("Contacts and Transactions with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; the Merger Agreement; the Shareholder Agreement; etc.") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in "Introduction" and in Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    Not applicable.

ITEM 10. ADDITIONAL INFORMATION.

    (a) The information set forth in Section 12 ("Purpose of the Offer; the Merger Agreement; the Shareholder Agreement; etc.") of the Offer to Purchase is incorporated herein by reference.

    (b) and (c) The information set forth in Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

    (d) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

    (e) None.

    (f) The information set forth in the Offer to Purchase, the Letter of Transmittal, the Agreement and Plan of Merger dated as of November 12, 1996, among IBM, the Purchaser and the Company, and the Shareholder Agreement, copies of which are attached hereto as Exhibits (a)(1), (a)(2), (c)(1) and (c)(2), respectively, is incorporated herein by reference.

                               Page 5 of 8 Pages
                            Exhibit Index on Page 8

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)       Offer to Purchase.
(a)(2)       Letter of Transmittal.
(a)(3)       Notice of Guaranteed Delivery.
(a)(4)       Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(5)       Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and
             Other Nominees.
(a)(6)       Guidelines for Certification of Taxpayer Identification Number on Substitute
             Form W-9.
(a)(7)       Summary Advertisement dated November 18, 1996.
(a)(8)       Text of Press Release dated November 13, 1996, issued by the Company and
             IBM.
(c)(1)       Agreement and Plan of Merger dated as of November 12, 1996, among IBM, the
             Purchaser and the Company.
(c)(2)       Shareholder Agreement dated as of November 12, 1996, among IBM, the
             Purchaser and all directors and executive officers of the Company and certain other persons.
(d)          None.
(e)          Not applicable.
(f)          None.

                               Page 6 of 8 Pages
                            Exhibit Index on Page 8

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 18, 1996

                                             INDIGO ACQUISITION CORP.,

                                             By         /s/ LEE A. DAYTON
                                                        -------------------------------------------
                                                         Name: Lee A. Dayton
                                                         Title: President

                                             INTERNATIONAL BUSINESS MACHINES
                                             CORPORATION,

                                             By         /s/ JOHN E. HICKEY
                                                        -------------------------------------------
                                                         Name: John E. Hickey
                                                         Title: Vice President, Assistant General
                                                         Counsel and
                                                              Secretary

                               Page 7 of 8 Pages
                            Exhibit Index on Page 8

                                 EXHIBIT INDEX

 EXHIBIT                                                                                                      PAGE
 NUMBER                                            EXHIBIT NAME                                              NUMBER
---------  ---------------------------------------------------------------------------------------------  -------------
(a)(1)     Offer to Purchase............................................................................
(a)(2)     Letter of Transmittal........................................................................
(a)(3)     Notice of Guaranteed Delivery................................................................
(a)(4)     Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees........................
(a)(5)     Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.....
(a)(6)     Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9........
(a)(7)     Summary Advertisement dated November 18, 1996................................................
(a)(8)     Text of Press Release dated November 13, 1996, issued by the Company and IBM.................
(c)(1)     Agreement and Plan of Merger dated as of November 12, 1996, among IBM, the Purchaser and the
           Company......................................................................................
(c)(2)     Shareholder Agreement dated as of November 12, 1996, among IBM, the Purchaser and all directors and executive officers of the Company and certain other persons....................
(d)        None.........................................................................................
(e)        Not applicable...............................................................................
(f)        None.........................................................................................

                               Page 8 of 8 Pages
                            Exhibit Index on Page 8